SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

9 August 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 9 August 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                          Protherics PLC

                                             6 monthly Block Listing Return in respect of
                                                  6% unsecured convertible loan notes

London,  UK;  Brentwood,  TN, US: 9 August 2007 - Protherics PLC ("Protherics" or the "Company"),  the international  biopharmaceutical company  focused on critical care and cancer,  announces  that the following 6 monthly block listing return in respect of the Company's
6% unsecured convertible loan notes has been lodged with the FSA today, in accordance with Listing Rule 3.5.6.

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Name of applicant:                                                           Protherics PLC
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Name of scheme:                                                              Block Listing in respect of 6% Unsecured Convertible Loan Notes
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Period of return:                                             From:          9 February 2006                   To:       8 August 2007
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Balance under scheme from previous return:                                   8,917,396 Ordinary Shares (Loan Notes to the value of £2,229,349.00)
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The  amount by which the block  scheme has been  increased,  if the scheme      Nil
has been increased since the date of the last return:
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Number of securities issued/allotted under scheme during period:             78,236 Ordinary Shares (Loan Notes to the value of £19,559.00)
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Balance under scheme not yet issued/allotted at end of period                8,839,160 Ordinary Shares (Loan Notes to the value of  £2,209,790.00
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Number and class of securities originally listed and the date of             17,092,476  Ordinary  Shares  (Loan  Notes to the  value  of  £4,273,119.00)
admission                                                                    admitted on 8 February 2005
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Total number of securities in issue at the end of the period                 339,243,653 Ordinary Shares
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For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                                                                      +44 (0) 7919  480510
Julie Vickers, Company Secretary                                                                                 +44 (0)1928 518000

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                                                                                  +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                                                          +1 212 850 5600

Or visit  www.protherics.com

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